111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

July 21, 2020

VIA EDGAR CORRESPONDENCE

Elena Stojic

Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	First Trust Exchange-Traded AlphaDEX® Fund II, on behalf of First Trust Developed Markets ex-US AlphaDEX® Fund, a series of the Registrant
File No. 333-237922

Dear Ms. Stojic and Ms. DiAngelo Fettig:

We received your oral comments via telephonic conference on July 21, 2020 regarding the Registration Statement on Form N-14 (the “Registration Statement”) for First Trust Exchange-Traded AlphaDEX® Fund II, on behalf of First Trust Developed Markets ex-US AlphaDEX® Fund, a series of the Registrant (the “Fund” and collectively with First Trust Australia AlphaDEX® Fund, the First Trust Canada AlphaDEX® Fund, the First Trust Hong Kong AlphaDEX® Fund and the First Trust South Korea AlphaDEX® Fund (the “Target Funds”), the “Funds” and each a “Fund”) filed on April 30, 2020, as amended by Pre-effective Amendment No. 1 filed on July 20, 2020.. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Fund, which is intended to respond to your comments.

DISCLOSURE COMMENTS

Comment 1

Please include risk disclosure specifically addressing COVID 19 and its effects on markets worldwide.

Division of Investment Management

July 21, 2020

Response to Comment 1

The risk factor “Market Risk” will be revised in the final proxy statement/prospectus filed pursuant to Rule 497 to include the following sentence in response to your comment.

“For example, the coronavirus disease 2019 (COVID-19) global pandemic and the aggressive responses taken by many governments, including closing borders, restricting international and domestic travel, and the imposition of prolonged quarantines or similar restrictions, has had negative impacts, and in many cases severe impacts, on markets worldwide.”

Please call me at (312) 845-2978 or Bill Hermann at (312) 845-3895 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Jonathan A. Koff
Jonathan A. Koff

cc: Chris Fallow

Don Swade

W. Scott Jardine

Kristi Maher

Erin Klassman